

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2012

Ho Leung Ning
Chief Financial Officer
Plastec Technologies, Ltd.
Unit 01, 21/F
Aitken Vanson Centre
61 Hoi Yuen Road
Kwun Tong
Kowloon, Hong King

> **Re:** **Plastec Technologies, Ltd.**
> **Registration Statement on Form F-1**
> **Filed November 30, 2012**
> **File No. 333-185212**

Dear Mr. Ho Leung Ning:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have yet to file a number of exhibits. Please file these exhibits as soon as possible in order to give the staff adequate time to review them. Note that we may have comments after we review these materials.

2. Prior to the effectiveness of the registration statement, please arrange to have the Financial Industry Regulatory Authority call us or provide us with a letter indicating that they have cleared the filing.

Prospectus Cover Page

3. Since the securities are to be offered at prevailing market prices, please indicate the market and market price of the securities as of the latest practicable date, as required by Item 501 of Regulation S-K.

Prospectus Summary, page 1

4. Please consider adding to your summary an organizational chart that shows your company structure.

Risk Factors, page 5

5. We note your statement on page 12 that "Plastec's primary source of funds (in the form of dividends and other distributions from its operating subsidiaries in China) is subject to various legal and contractual restrictions and uncertainties." Please tell us how you considered the requirements under Rule 5-04 to provide condensed parent only financial statements of the registrant in Schedule I. Explain any restrictions of the Chinese government on distributions of dividends and assets and how you considered them in your analysis of your requirements under this rule. We also note language referring to various transfer and conversion restrictions on pages 9 and 11.

6. We note your risk factor related to internal controls on pages 16-17 and the description of the CFO's background on page 50. Please tell us what consideration you gave to providing a risk factor that discusses your knowledge of U.S. GAAP and SEC rules and regulations. This discussion should identify the person or persons who were primarily responsible for preparing and supervising the preparation of the financial statements and address their background.

7. We note your disclosure on page 80 regarding the BDO tax matter that is considered a reportable event. Please tell us what consideration you gave to providing a risk factor that discusses this reportable event.

We are exposed to risk of loss from fire, theft and natural disasters, page 10

8. We note your disclosure on page 31 that your revenues decreased approximately 2.4% in the year ended April 30, 2012 due to interruption in the supply chain in the industry by the earthquake in East Japan and floods in Thailand. Please consider whether this information should also be disclosed in your Risk Factors section to help investors better understand the risk you are presenting.

Expiration of, or changes to, current PRC tax incentives that Plastec's …, page 13

9. We note your disclosure of the risk of the expiration or unavailability of tax benefits. If you are aware of any material tax benefits that are scheduled to expire or become unavailable in the future, please address this more specifically, and discuss the impact of the loss of such tax benefit, here and in MD&A.

Management's Discussion and Analysis of Financial Condition and Results…, page 26

10. We note your reference on pages 5 and F-24 to "contractual arrangements" on which you depend for the use of manufacturing premises and manufacturing labor services pursuant to your Processing Agreements described on pages 43-44. Please clarify whether these "contractual arrangements" constitute separate agreements apart from the Processing Agreements. If so, provide them as exhibits to the filing and discuss herein the material terms of the arrangements. Discuss the risks and uncertainties surrounding management's ability to control these entities via the contractual arrangements. This discussion may need to describe the cash flows and their form(s) – e.g., royalties, management fees – and restrictions as they move through the various subsidiaries up to the holding company. We may have further comment.

11. We note your discussion of Tenancy Agreements on page 6, on which certain of your manufacturing plants rely for the use of land and premises necessary for the operation of your business. You state the Tenancy Agreements and Processing Agreements constitute separate agreements, but that to date, "the relevant governmental procedures have not been completed in order to lease such land and premises to us for our manufacturing use as contemplated under the Tenancy Agreements. As a result, the Tenancy Agreements may not be legally valid and enforceable, as a matter of PRC laws and regulations." Please revise MD&A to discuss the material terms of these Tenancy Agreements and to provide them as exhibits to the filing. Tell us your consideration for excluding these agreements from the Material Contracts section beginning on page 47, or otherwise revise to include.

Factors Affecting Our Performance, page 26

12. We note that you discuss changes in selling prices and gross margins as a factor affecting your performance. We also note that you have increasing production and labor costs, as well as risk factor disclosure about whether you could pass those costs on to customers. Please consider whether it would be helpful to include a discussion of increasing production and labor costs and their impact on gross margin as a factor affecting performance in MD&A.

Gross Margins, page 28

13. Please tell us how you have complied with ASC 605-50-25-7 through 25-9 or other relevant guidance in accounting for your volume discounts. Please revise to quantify your volume discounts for the periods presented.

Indebtedness, page 34

14. We note your disclosure of various bank loans on pages 34 and F-17. However, we were unable to locate any loan agreements in your Exhibits Index. Please file these agreements or explain why the company has not considered them material agreements under Item 601 of Regulation S-K.

15. Please revise this section to provide information as of the latest balance sheet date, that is, September 30, 2012. Please revise to disclose the availability on your short-term bank credit facilities as of this date as well. We note you have quantified such availability as of April 30, 2012 and 2011 on page F-17.

Contractual Obligations and Commitments, page 34

16. We note your disclosure that as of April 30, 2012 you have no operating lease payment obligations after five years. However, there are three leased properties disclosed under the section of the prospectus titled *"Business — Properties"* on page 46 with expiration dates in 2018 and 2019, which would be more than five years after April 30, 2012. Please explain.

17. Please revise your table of contractual obligations to provide information as of the latest balance sheet date, that is, September 30, 2012, and revise as follows:

- Include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Regardless of whether you decide to include interest payments in the table or in textual discussion below the table, you should provide appropriate disclosure with respect to your assumptions of your estimated variable rate interest payments.

- To the extent that you are in the position of paying cash rather than receiving cash under your interest rate swaps, please disclose estimates of the amounts you will be obligated to pay. We note from page F-23 your two outstanding interest rate swaps expire in August and September of 2014. Refer to Item 303(a)(5) of Regulation S-K.

Business, page 38

18. Please include disclosure in your Business section of the material effects of government regulation on your business, and identify the relevant regulatory body or bodies. We note, for example, that your risk factors include disclosures about the impact of PRC law on your ability to receive dividends and other distributions from your subsidiaries, make loans and investments in PRC entities, convert currencies, and receive tax benefits and incentives, and your compliance with environmental regulations. Please be sure to include in a discussion of PRC, Thailand, Hong Kong, BVI, Macau and any other government regulations that have a material effect on your business. Please see Item 4.B.8 of Form 20-F.

Our Competitive Strengths, page 38
Our stringent quality control, page 39

19. We note your disclosure that your production facilities have been accredited certifications. Please clarify which production facilities you are referring to. We note that your Form 20-F, filed July 27, 2012, page 22 states that both of your processing factories have been accredited certifications.

Production Facilities and Capacity, page 43

20. Please discuss all material terms- such as any material rights or obligations, and termination provisions of the Processing Agreements. In this regard, we note that disclosures in your Form 20-F for the fiscal year ended April 30, 2011 appear to be more complete. We also note that you have risk factor disclosure on page 5 under "Plastec does not control the third parties . . ." that discusses the risk that third parties may fail to renew licenses necessary for operating the Processing Factories, or may fail to comply with the various PRC laws and regulations. Please clarify whether, under the terms of the Processing Agreements, your PRC counterparties have an obligation to you to maintain necessary licenses and to comply with laws and regulations.

Employees, page 47

21. Please provide, if possible, a breakdown of persons employed by main category of activity and geographic location. If you employ a significant number of temporary employees, then please include disclosure of the number of temporary employees on an average during the most recent financial year. Please refer to Item 6.D. of Form 20-F.

Properties, page 46

22. We note your disclosure on page F-17 that as of April 30, 2011 and 2012, prepaid lease payments represented the prepayment of land use right for land located in Heyuan with an expiration date of March 26, 2054, and for another three pieces of lands located in

Ho Leung Ning
Plastec Technologies, Ltd.
December 28, 2012
Page 6

Shenzhen with an expiration date of December 31, 2037, December 31, 2037 and February 28, 2040, respectively. However, the three pieces of lands located in Shenzhen are not disclosed in the section of the prospectus titled "*Business — Properties*" on page 46. Please advise.

Directors, Senior Management and Employees, page 50

23. Please provide information required by Item 1.C. of Form 20-F.

Certain Relationships and Related Transactions, page 59
Our Related Person Transactions, page 59

24. We note your disclosure on page F-10 that the company repurchased 1,570,000 ordinary shares held by Sun Yip Industrial Company Limited, an entity controlled by Mr. Sze-To, pursuant to a purchase agreement on December 1, 2011 for approximately U.S.$11.8 million in cash. If appropriate, please disclose this transaction in the Certain Relations and Related Party Transactions section of your prospectus.

Selling Securityholders, page 61

25. Please include a column disclosing the percentage of shares held prior to the offering Please refer to Item 9.D. of Form 20-F.

26. We note that the entire 64.1% of the class of shares beneficially owned by Mr. Sze-To is included in this offering. Here or elsewhere, please discuss the extent that this transaction may require PRC approval, make clear any relevant PRC regulations, and include a related risk factor as necessary.

Enforceability of civil liabilities, page 63

27. Please include discussion of other material jurisdictions as necessary. Also, make clear whether there is currently a treaty between the Cayman Islands and the U.S.

Description of Securities, page 65

28. Please include discussion of the significance of being an exempted Cayman Islands company.

29. It is not sufficient to merely reference the Companies Law or your memorandum and articles of association when discussing the material rights of your shareholders or information material to the rights associated with the shares they may own. Therefore, please revise your disclosure throughout to reduce your reliance on the term "subject to" because it implies additional rights, privileges, or restrictions that are not explained in your descriptions.

Warrants, page 65

30. Since it appears that certain terms and conditions of the public and insider warrants are different, please disclose the exact number of public warrants and insider warrants outstanding.

31. We note that you refer investors to the copy of your warrant agreement filed with the F-1 for your IPO for a complete description of terms applicable to the warrants. Please revise to state that your disclosure in this section describes all of the material terms of the warrants.

Taxation, page 74

32. Please advise the Staff whether you intend to provide a tax opinion and, if not, why not.

33. Please include discussion of all material jurisdictions as necessary, for example, Hong Kong, Thailand, British Virgin Islands, or Macau. Additionally, please reconcile your statement in the introductory paragraph that you do not discuss state, local and other laws with your discussion of local PRC laws.

Cayman Islands Taxation, page 74

34. Please include the effective date of the undertaking you have obtained from the Governor-in-Cabinet.

PRC Taxation, page 74

35. Here or elsewhere, please include an assessment of the four conditions of Circular 82 and make clear whether you believe that you or your subsidiaries may be deemed PRC resident enterprises.

15. Warrants and Unit Purchase Options, page F-22

36. Please tell us how you have accounted for your warrants that have been issued and are outstanding. Refer to ASC 480-10-25.

Interim Financial Statements, page F-26

37. Please provide appropriate footnotes to the interim financial statements. Refer to ASC 270-10-50.

Exhibits and Financial Statement Schedules, page II-1

38. For Exhibits 10.5 and 10.6, please submit a fair and accurate English translation of these documents, as required under paragraph (c)(2)(v) of Rule 403 of Regulation C under the Securities. We note that many disclosures in your prospectus highlight your reliance on the Processing Agreements including the following: "Plastec is entirely dependent on contractual arrangements for manufacturing premises and manufacturing labor services pursuant to our processing agreements."

39. Please note if a English summary of a foreign language document is submitted under Rule 403(c)(3) of Regulation C under the Securities Act, the English summary must fairly and accurately:

- Summarize the terms of each material provision of the foreign language document.

- Describe the terms that have been omitted or abridged.

Item 9. Undertakings, page II-5

40. Please provide all the appropriate undertakings required by Item 512 of Regulation S-K that apply. Specifically, it appears that Rule 430C of the Securities Act of 1933 may be applicable and the undertakings required by Item 512(a)(5)(ii) of Regulation S-K should be included.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patricia Do, Staff Accountant, at 202-551-3743 or Terrence O'Brien, Accounting Branch Chief, at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at 202-551-3754 or me at 202-551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director